August 30, 2022

VIA EDGAR SUBMISSION

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	T-REX Acquisition Corp. (the “Company”) Registration Statement on Form S-1/A
File No. 333-266766

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1/A to become effective on Friday, September 2, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

In making this request for such acceleration of the effective date, Company understands that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact our outside counsel, James S. Burrell, II of Burrell Law, P.C., at (347) 620-6398 (or at james@burrell-law.com) as soon as the Company’s Registration Statement on Form S-1/A has been declared effective. Thank you for your attention to this matter.

T-REX ACQUISITION CORP.

August 30, 2022	By:	/s/ Frank Horkey
Frank Horkey President, Director Chief Financial Officer, Secretary Treasurer (Principal Financial and Accounting Officer)